SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-Held Company

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

The Board of Directors of Companhia Siderúrgica Nacional,  taking into consideration the resolution taken on March 28, 2013, which approved the payment of five hundred and sixty million reais (R$560,000,000.00) as Interest on Equity, with no monetary restatement, on a date to be defined by the Board of Directors, in fiscal year 2013, four hundred and fifty-three million reais (R$453,000,000.00) of which have already been paid, approved on this date the payment of the remaining balance of said Interest on Equity, in the amount of one hundred and seven million reais (R$107,000,000.00), as of July 5, 2013.

Shareholders registered in the records of the depositary institution Banco Itaú S.A. on April 1, 2013, are entitled to receive the payment.

The corresponding gross amount is R$0.0733892 per share, subject to withholding income tax of 15%, except for shareholders exempt from same. Shareholders domiciled in a country where income tax is not applicable or where the maximum rate is below 20% will be subject to withholding income tax of 25%, pursuant to article 8 of Law 9779/99. Considering the withholding income tax of 15%, the net amount to be paid totals R$0.0623808 per share.

Interest on Equity Payment Instructions: Shareholders domiciled in Brazil will have the corresponding interest on equity available as of July 5, 2013, with no monetary restatement, at their banking addresses informed to the depositary institution, Itaú Corretora de Valores S.A. Shareholders under fiduciary custody will have their interest on equity credited in accordance with the procedures adopted by Stock Exchanges. Shareholders whose registration data does not include their Individual Taxpayer’s ID (CPF) or Corporate Taxpayers’ ID (CNPJ) or the Bank/Branch/Current Account information will have the amount available within three (3) business days as of the due updating of their respective registration at any branch of Banco Itaú S.A.

Service locations: Branches of Banco Itaú S.A., Shareholders Service Department, during banking hours.

São Paulo, July 3, 2013.

Companhia Siderúrgica Nacional

David Moise Salama

Executive Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 3, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.